SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT
                               COMPANY ACT OF 1940


  The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

                            ORIGIN INVESTMENT GROUP, INC.
________________________________________________________________________________
                                      Name

                          1620 26TH Street, Third Floor
                          Santa Monica, CA  90404
________________________________________________________________________________
                      Address of Principal Business Office
                      (No. & Street, City, State, Zip Code)

                                 (310) 255 - 8834
________________________________________________________________________________
                     Telephone Number (including area code)

________________________________________________________________________________
              File Number under the Securities Exchange Act of 1934


     Origin Investment Group, Inc. (the "Company") is withdrawing its election under section 54(a) of the Act on the following basis for filing this Notification of Withdrawal:

     The Company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities.

     Origin Investment Group, Inc.will serve to act as a holding company to acquire controlling interests in one or more companies in the wireless technology, and those involved in developing innovative technologies that provide security solutions and encrypted information access and delivery across wireless networks for governments, global enterprises and consumers . The principal purpose of the Company will be to derive earnings from the consolidated operation of several businesses in the wireless industry.

     The Company held a Special Meeting of Stockholders on Thursday December 7, 2001, at which a majority of the outstanding voting shares of Common Stock, par value $.001 per share, (the "Common Stock") entitled to vote, were present in person or by proxy. 8,300,063 shares of Common Stock of the Company voted in favor of the proposal to withdraw the Company's election to be treated as a business development company under the Act, 4,600 shares of Common Stock voted against such proposal, and 31,030 shares abstained. The affirmative vote of (a) 67% or more of the shares of Common Stock present (in person or by proxy) at the Special Meeting, or (b) more than 50% of the outstanding shares of Common Stock, whichever is less, was required to approve this proposal. Accordingly, the proposal received more than the vote required for approval.

                          SIGNATURE

     Pursuant to the requirements of the Act, the Company has caused this Notification of Withdrawal of Election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Seattle and State of Washington on the 14th day of December, 2001.

                         ORIGIN INVESTMENT GROUP, INC.


                         By: /s/ Greg H. Laborde
                            ---------------------------
                            Greg Laborde
                            Chief Executive Officer
Attest:

/s/ Greg Laborde
_______________________
Greg Laborde
Interim Corporate Secretary